FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

In conformity with the Chilean Corporations Law N° 18,046, the Bank informed its shareholders and the general public by means of a press release which was published in the Chilean newspaper “El Mercurio”, on March 10, and will be published in the same newspaper on March 17, and 24, 2008, the date and matters to be addressed by the next Ordinary Shareholders Meeting to be held on March 27, 2008. Attached is an English translation of the press release.

Banco de Chile Financial Statements for the Fiscal year 2007 were published in newspaper Estrategia in its edition of February 19, 2008 and in more detail, including the Report of the External Auditors, are available at the Bank’s Internet site, www.bancochile.cl

BANCO DE CHILE

GENERAL ORDINARY SHAREHOLDERS MEETING

The Board of Directors agreed to summon to a General Ordinary Shareholders Meeting to be held on March 27, 2008, at 10:00 A.M., at the Auditorium of Banco de Chile located at 930 Huérfanos Street, Santiago, in order to address the following matters:

a. Approval of Banco de Chile’s Annual Report, Financial Statements and Report of the External Auditors for the year ended Fiscal year 2007;

b. Approval of Citibank Chile’s Annual Report, Financial Statements and Report of the External Auditors for the year ended Fiscal year 2007;

c. Approval of the distribution of the Dividend number 196 of Banco de Chile payable at the expense of the profits obtained during the fiscal year ending the 31st of December, 2007, which correspond to 100% of the profits. The said dividend will be the amount of $3.365289 per every share of Banco de Chile that is currently subscribed and paid up. In the event that by the time of payment of such dividend, all or part of the 439,951,628 shares resulting from the capital increase agreed on the Extraordinary Shareholders Meeting held on May 17, 2007, pending of being traded, be subscribed and paid up, the dividend will be the one resulting from the division of the profits gained during the fiscal year of 2007 and the shares effectively subscribed and paid up at the time of such payment. In the event that all the shares had been traded, the dividend will be the amount of $3.344850 per share. Said dividend if approved by the Shareholders Meeting shall be paid at the Bank’s principal offices immediately after the Meeting.

d. Approval of the Dividend of Citibank Chile, in the amount of $2.626161 per every “Banco de Chile-S” share, which will be payable at the expense of the profits obtained during the fiscal year ending the 31st of December, 2007, corresponding to 100% of the profits. Said dividend if approved by the Shareholders Meeting shall be paid at the Bank’s principal offices immediately after the Meeting.

e. Directors’ election;

f. Directors remuneration;

g. Directors and Audit Committee’s remuneration and approval of its budget;

h. Nomination of external auditors;

i. Directors and Audit Committee report;

j. Information on related transactions as provided in article 44 of the Chilean Corporations Law;

k. Other matters pertinent to a General Ordinary Shareholders Meetings according to the law and to the Bank’s by-laws.

It is stated that the Financial Statements for the Fiscal year 2007 of Banco de Chile and Citibank Chile were published in newspaper Estrategia in its edition of February 19, 2008 and in more detail, including Report of the External Auditors, at the Internet site www.bancochile.cl

PARTICIPATION IN THE MEETING

Holders of shares registered on March 19, 2008 at the Shareholders Register of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A., the latter as mandated by Law N° 19,396, shall have the right to participate and vote.

QUALIFICATION OF POWERS OF ATTORNEY

The qualification of powers of attorney, if applicable, will be held on March 26, 2008 at 16:00 hours, at the Shares Department of the Bank, located at 5th floor, 925 Agustinas Street, Santiago.

PABLO GRANIFO LAVIN
President

Santiago, March 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11th, 2008

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Quiroz Acting General Manager